FORM 5

[ ]     Check this box if no longer
        subject to Section 16. Form 4
        or Form 5 obligations may
        continue.  SEE Instruction 1(b).
[ ]     Form 3 Holdings Reported
[ ]     Form 4 Transactions Reported

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.      Name and Address of Reporting Person*
        Last: Gurevitch   Street: c/o Dental/Medical Diagnostic Systems, Inc.
                                  200 N. Westlake Boulevard, Suite 202

        First: Robert             City:   Westlake Village
        Middle: H.                State:  CA               Zip: 91362

2.      Issuer Name and Ticker or Trading Symbol
        Dental/Medical Diagnostic Systems, Inc. (Nasdaq "DMDS")

3.      IRS or Social Security Number of Reporting Person (Voluntary)

4.      Statement for Month/Year
        February 1998

5.      If Amendment, Date of Original
        (Month/Year)

6.      Relationship of Reporting Person to Issuer (Check all applicable)
        [X]      Director
        ---
        [X]      10% Owner
        ---
        [X]      Officer (give title below)
        ---
        [ ]      Other (specify below)
        ---

             Chairman of the Board, Chief Executive Officer,
             President and Secretary
             -----------------------------------------------

7.     Individual or Joint/Group Filing
       (Check applicable line)

       X  Form Filed by one Reporting Person
      ---
      --- Form Filed by more than one Reporting Person

                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security    2. Trans-    3. Transaction    4. Securities Acquired (A)    5. Amount of    6. Ownership    7. Nature of
   (Instr. 3)              action       Code              or Disposed of (D)            Securities      Form;           Indirect
                           Date         (Instr. 8)        (Instr. 3, 4 and 5)           Beneficially    Direct (D)     Beneficial
                           (Month/                                                      Owned at End     or Indirect     Ownership
                           Day/                           Amt.  (A) or   Price          of Issuer's     (I)            (Instr. 4)
                           Year)                                (D)                     Fiscal Year     (Instr. 4)
                                                                                        (Instr. 3
                                                                                        and 4)

Common Stock                                                                            875,500         D



If the form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          (Print or Type Responses)                           (Over)

                                      TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title     2.Conver-   3.Trans-   4.Trans-    5.No. of   6.Date Exer-   7.Title and   8.Price   9.No. of  10.Owner-   11.Nature
  of          sion or     action     action      Deriv-     cisable        Amt. of       of        Deriv-     ship        of In-
  Deri-       Exercise    Date       Code        ative      and Ex-        Underly-      Deri-     ative      Form        direct
  vative      Price of    (Month/    (Instr.8)   Securi-    piration       ing Secur-    vative    Securi-    of Deri-    Benefi-
  Security    Deriva-     Day/                   ties Ac-   Date (Month/   ities         Security  ties       vative      cial
  (Instr.3)   tive        Year)                  quired     Day/Year)      (Instr.3      (Instr.5) Benefi-    Security:   Owner-
              Security                           (A) or                    and 4)                  cially     Direct(D)   ship
                                                 Disposed                                          Owned      or Indi-    (Instr.
                                                 of (D)                                            at End     rect(I)     4)
                                                 (Instr.3                                          of Year    (Instr.4)
                                                 4, and 5)                                         (Instr.4)
                                                 (A)   (D)  Date  Expira-  Title  Amt or
                                                            Exer- tion            No. of
                                                            cis   Date            Shares
                                                            able

Stock Option        $5.64       9/18/97    A           $50,000      *   9/18/07  Common 50,000 $0        55,120         D
(right to buy)                                                                   Stock

Explanation of Responses:


* Options shall vest and become exercisable 20% per year for a period of five (5) years.
** Intentional misstatements or omissions of facts contstitute Federal
   Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/ ROBERT H. GUREVITCH                                      February 17, 1998
---------------------------                                  ---------------
**Signature of Reporting Person                                   Date

NOTE:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.

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